Exhibit 99.22

CONSENT OF B. SALMON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated June 17, 2011 entitled “Technical Report on Expansion Options at the Niobec Mine, Québec, Canada, prepared for IAMGOLD Corp.” (the “Niobec Report”); and (2) the annual information form of the Corporation dated March 23, 2012 which includes reference to my name in connection with information relating to the Niobec Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 23, 2012

/s/ Bernard Salmon
Name: Bernard Salmon, ing. Title: Principal Consulting Geological Engineer Company: Roscoe Postle Associates Inc.